Exhibit 99.2


ASML MaskTools to Showcase New MaskWeaver Product During 2002 BACUS Symposium On Photomask Technology (Media Advisory)

SANTA CLARA, California, September 24, 2002 - ASML MaskTools today announced its new MaskWeaver(TM) product, a powerful mask design and optimization software solution enabling the creation of advanced photomasks for the nanometer era.

MaskWeaver is a hierarchical model-based OPC product that provides a complete implementation of ASML's patented chromeless phase lithography (CPL(TM)) and double dipole lithography (DDL(TM)) technologies - two highly innovative resolution enhancement techniques for sub-100 nm lithography. In order to further the development and adoption of MaskWeaver and CPL technology, MaskTools has established partnerships with a select group of leading edge semiconductor companies for the 90nm and 65nm nodes.


"MaskWeaver has been architected from the ground up to directly address the special mask making and lithography requirements of next generation technology nodes," said Dinesh Bettadapur, president and CEO, ASML MaskTools. "By being a primary enabler for CPL and DDL technologies, MaskWeaver has the potential to deliver significant value to our customers."

MaskWeaver is being showcased at the 22nd Annual BACUS Symposium on Photomask Technology, September 30-October 4 at the Monterey Convention Center in Monterey, California. During the exhibition portion of the show, October 1-2, ASML MaskTools will demonstrate MaskWeaver and its companion product, LithoCruiser. They will also present a paper and two posters showing the progress on various features of CPL technology including results from MaskWeaver and LithoCruiser

Information for the event is as follows:

Event:
22nd Annual BACUS Symposium on Photomask Technology, October 1-4

Location: Exhibit Hall, Monterey Convention Center, Monterey, California

Product Demonstrations:
MaskWeaver and LithoCruiser, ASML Booth #309 Tuesday and Wednesday, Oct 1-2, 10AM-4PM

Paper Presentation:
Tuning MEEF for CD control at 65nm node based on chromeless phase lithography (CPLTM) - Thursday, Oct 3rd 4:45-5:10PM

Posters:
1. Application of chromeless phase lithography (CPL) masks in ArF lithography
2. Mesa or trench type of chromeless phase-shift lithography mask: an investigation from photolithographic performance point of view

About ASML MaskTools:
MaskTools, Inc. is a wholly owned subsidiary of ASML based in Santa Clara, California. The company offers leading edge optical extension technologies and products to the semiconductor industry. Core products include MaskWeaver for full-chip OPC/CPL/DDL mask optimization, and LithoCruiser for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies and products enhance the photolithography process latitude thereby improving integrated circuit yields in manufacturing. For more information on MaskTools, contact the company by calling 1.408.855.0500 or visit their website at www.masktools.com.
ASML